PARAMOUNT COMMUNICATIONS INC.

                                                                February 7, 1994

Dear Stockholder:

     On February 1, 1994, both Viacom and QVC revised their proposals for the acquisition of Paramount. Viacom continued its tender offer for 50.1% of the outstanding shares, on a fully diluted basis, of Paramount's Common Stock at a purchase price of $107 per Share in cash and increased the consideration offered in the Viacom Second-Step Merger. The revisions to the Viacom Second-Step Merger are set forth in the Amended and Restated Viacom Merger Agreement, which provides that each Share not purchased in the Viacom Offer will be converted into the right to receive (i) 0.93065 shares of Viacom Class B Common Stock,
(ii) 0.93065 CVRs (the terms of which have been revised to afford greater value assurance), (iii) 0.5 Three-Year Warrants to purchase Viacom Class B Common Stock, (iv) 0.3 Five-Year Warrants to purchase Viacom Class B Common Stock and
(v) $17.50 principal amount of Viacom's 8% Exchangeable Subordinated Debentures. Descriptions of the terms of the CVRs, the Warrants and the 8% Exchangeable Subordinated Debentures are contained in the enclosed Schedule 14D-9's.

     The revisions to QVC's acquisition proposal consisted of an increase in the per Share cash consideration offered in the QVC Offer and a decrease in the consideration offered in the QVC Second-Step Merger. The QVC Offer now provides for the purchase of 50.1% of the Shares, on a fully diluted basis, at a purchase price of $104 per Share in cash. Following completion of the QVC Offer, QVC would effect the QVC Second-Step Merger in which each Share not purchased in the QVC Offer would be converted into the right to receive (i) 1.2361 shares of QVC Common Stock, (ii) 0.2386 shares of QVC Merger Preferred Stock and (iii) 0.32 Warrants to purchase QVC Common Stock.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE VIACOM OFFER AND THE VIACOM SECOND-STEP MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, STOCKHOLDERS OF PARAMOUNT AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE VIACOM OFFER AND TENDER THEIR SHARES IN THE VIACOM OFFER.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE QVC OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO IT.

     In reaching its conclusions, the Board considered, among other things, the opinion of Lazard Freres & Co., financial advisor to Paramount, that (i) the aggregate consideration payable to Paramount stockholders in the Viacom Offer and the Viacom Second-Step Merger, taken together, is fair to Paramount stockholders from a financial point of view, (ii) the aggregate consideration payable to Paramount stockholders in the QVC Offer and the QVC Second-Step Merger, taken together, is fair to Paramount stockholders from a financial point of view and (iii) the aggregate consideration payable to Paramount stockholders in the Viacom Offer and the Viacom Second-Step Merger, taken together, is marginally superior to the aggregate consideration payable to Paramount stockholders in the QVC Offer and the QVC Second-Step Merger, taken together, from a financial point of view. The Board also considered that the aggregate consideration offered by Viacom has a more certain value than the aggregate consideration offered by QVC because of the higher proportion of cash and securities readily susceptible to valuation and the greater certainty as to the value of the equity securities offered in the second-step merger (by virtue of the CVRs) in the Viacom proposal as compared to the QVC proposal. Other important information is described in the enclosed Schedule 14D-9's being filed with the Securities and Exchange Commission.

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     Pursuant to the bidding procedures adopted by the Board, final bids were submitted on February 1, and these procedures, in order to provide for a fair and orderly process, prohibit the bidders from changing their bids. Accordingly, the Board urges all stockholders to tender their Shares by midnight, February 14, the expiration date of both offers, in view of the desirability of completing the bidding process expeditiously. The Board has resolved that it is in the best interests of Paramount and its stockholders to end the auction process whether or not QVC or Viacom obtains tenders for 50.1% of the outstanding Shares. The Board believes that failing to conclude the bidding process in a timely manner poses material risks to Paramount stockholders, including an adverse impact to the business of Paramount and the related risk of termination under the existing merger agreement with Viacom.

     The bidding procedures adopted by the Board were designed to solicit proposals that represent the best value for Paramount stockholders available under the circumstances. The Board believes this objective has been achieved over a six-week process culminating in a final round of bidding and does not believe any useful purpose would be served by continuing the bidding process.

     We urge you to read the enclosed materials carefully in making your decision with respect to tendering your Shares.

                                          Sincerely,

                                          /s/ Martin S. Davis

                                          Martin S. Davis
                                          Chairman of the Board
                                          and Chief Executive Officer